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                                              File No. 70-9143



                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549



                        AMENDMENT NO. 2
                               TO
                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


                NEW ENGLAND ELECTRIC SYSTEM (NEES)
        MASSACHUSETTS ELECTRIC COMPANY (Mass. Electric)
        THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
            NEW ENGLAND POWER COMPANY (Power Company)

            (Names of companies filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)


                   NEW ENGLAND ELECTRIC SYSTEM

          (Name of top registered holding company parent of the participating companies herein)


Michael E. Jesanis                      Kirk L. Ramsauer
Vice President and Treasurer            Associate General Counsel
25 Research Drive                            25 Research Drive
Westborough, MA 01582                   Westborough, MA 01582

           (Names and addresses of agents for service)

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     Form U-1 Application/Declaration under the Public Utility Holding
Company Act of 1935, File No. 70-9143, is hereby amended as follows:

     1.   Insert a new paragraph under Item 3 as follows:

     "For the purposes of Rule 54, NEES satisfies the requirments of Rule 53(a) and Rule 53(b). Therefore, Rule 53(c) is not applicable."


     2. Item 6 is amended by supplying Exhibit F, Opinion of Counsel, filed herewith.
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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to Form U-1 Application/Declaration (Commission's File No. 70-9143) to be signed on their behalf, as indicated, by the undersigned officers thereunto duly authorized by such companies.


                              New England Electric System


                                   s/Michael E. Jesanis
                              By
                                 Michael E. Jesanis
                                 Vice President and Treasurer


                              New England Power Company


                                   s/John G. Cochrane
                              By
                                 John G. Cochrane
                                 Assistant Treasurer


                              Massachusetts Electric Company


                                   s/Michael E. Jesanis
                              By
                                 Michael E. Jesanis
                                 Treasurer

                              The Narragansett Electric Company


                                   s/John G. Cochrane
                              By
                                 John G. Cochrane
                                 Assistant Treasurer


Date:  December 5, 1997



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.